Howard I. Atkins Senior Executive Vice President Chief Financial Officer	420 Montgomery Street 12th Floor San Francisco, CA 94104
December 16, 2008
VIA EDGAR AND FACSIMILE
Todd K. Schiffman, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Re:	Wells Fargo & Company December 31, 2007 Annual Report on Form 10-K September 30, 2008 Quarterly Report on Form 10-Q
Dear Mr. Schiffman:
Set forth below are supplemental responses by Wells Fargo & Company (“Wells Fargo”) to comments of the Staff of the Division of Corporation Finance that were included in Wells Fargo’s November 17, 2008 response to the Staff’s comments included in correspondence dated November 12, 2008. In dialogue with the Staff, Wells Fargo agreed to provide additional information, including proposed disclosures to be included in Wells Fargo’s December 31, 2008 Annual Report on Form 10-K, with respect to certain enumerated items. Such items are detailed below, and include, for your reference, the Staff’s comments, Wells Fargo’s prior response and current supplemental response.
Wells Fargo Form 10-K for the year ended December 31, 2007
General
36. We note you proposed additional disclosure related to your sub-prime exposure in your response to comment #1 in your letter dated December 12, 2007. We could not locate disclosure in your December 31, 2007 Form 10-K or subsequent Forms 10-Q which provide similar information. Considering the significant focus on sub-prime and alt-A exposure in the current environment, please tell us in detail and revise your future filings to quantitatively disclose in one section of your document your total company-wide exposure to sub-prime and alt-A credit or other risk.

Todd Schiffman, Assistant Director
December 16, 2008

November 17, 2008, response:
Consistent with our response to comment 34 above, we do not believe that the identification of higher risk loans as either prime or non-prime is meaningful information in the context of how Wells Fargo manages its business. We believe that a more focused presentation of specific loan concentrations, such as our National Home Equity Group Portfolio table, is a more informative disclosure and is indicative of the type of data we use in day-to-day management operations. We stand ready to work with the Staff to aid investor understanding by developing additional appropriate disclosures relating to higher risk loan portfolios.
Supplemental response:
Our two higher risk portfolios are the National Home Equity Group liquidating portfolio and the “Pick-a-Payment” residential loan portfolio acquired from Wachovia. With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we will augment our discussion of specific loan concentrations and include in one section of our report details related to those portfolios with higher risk loan characteristics. We will include details with respect to our National Home Equity Group portfolio, comparable to information presented in Table 13 on page 55 of Wells Fargo’s 2007 Annual Report. We expect to further augment these disclosures with the following discussion of the “Pick-a-Payment” portfolio as part of the pending transaction with Wachovia Corporation:
Our Pick-a-Payment loan portfolio, which we acquired as part of the Wachovia merger, totaled $[ ] billion in unpaid balances and had a carrying value of $[ ] billion at December 31, 2008. Pick-a-Payment loans are home mortgages on which the customer has the option each month to select from among four payment options: (1) a minimum payment as described below, (2) an interest-only payment, (3) a fully amortizing 15-year payment, or (4) a fully amortizing 30-year payment. Approximately [ ]% of the Pick-a-Payment portfolio has payment options calculated using a monthly adjustable interest rate; the rest of the portfolio is fixed rate.
Approximately 85% of the December 31, 2008, Pick-a-Payment loan portfolio was originated under Wachovia’s “Quick Qualifier” program where the level of documentation obtained from a prospective customer relative to income and assets was determined based on data provided by the customer in their loan application. As a result, loans in the “Quick Qualifier” program may have varying levels of income and asset verification. The remaining 15% was originated with full documentation (verified assets and verified income).
The minimum monthly payment for substantially all of our Pick-a-Payment loans is reset annually. The new minimum monthly payment amount generally cannot exceed the prior year’s payment amount by more than 7.5%. The minimum payment may not be sufficient to pay the monthly interest due, and in those situations, a loan on which the customer has made

Todd Schiffman, Assistant Director
December 16, 2008

a minimum payment is subject to “negative amortization” where unpaid interest is added to the principal balance of the loan. The amount of interest that has been added to a loan balance is referred to as “deferred interest.” Our Pick-a-Payment customers have been fairly constant in their utilization of the minimum payment option. Of our Pick-a-Payment customers, approximately [ ]% at December 31, 2008, based on number of loans, had elected this option. At December 31, 2008, approximately [ ]% of Pick-a-Payment customers had elected the minimum payment option in each of the past six months.
Deferral of interest on a Pick-a-Payment loan may continue as long as the loan balance remains below a pre-defined principal cap, which is based on the percentage that the current loan balance represents to the original loan balance. Loans with an original loan-to-value (LTV) ratio equal to or below 85% have a cap of 125% and these loans represent substantially all our Pick-a-Payment portfolio. Loans with an original LTV ratio above 85% have a cap of 110%. Pick-a-Payment loans on which there is a deferred interest balance re-amortize (the monthly payment amount is reset or “recast”) on the earlier of the date when the loan balance reaches its cap, or the 10-year anniversary of origination. After the recast, the customer’s new payment terms require that the loan be fully repaid by the end of the original loan term. Based on assumptions of a flat rate environment, election of the minimum payment option 100% of the time by all eligible customers and no prepayment of balances, we would expect the following balance of loans to recast based on reaching the cap, $[ ] million in 2009, $[ ] million in 2010, $[ ] million in 2011 and $[ ] million in 2012. In addition, we would expect the following balance of ARM loans having a payment change based on the contractual terms of the loan to recast: $[ ] million in 2009, $[ ] million in 2010, $[ ] million in 2011 and $[ ] million in 2012.
Included in the Pick-a-Payment portfolio are loans accounted for under SOP 03-3 with total unpaid principal balance of $[ ] million and a carrying value of $[ ] million. Loans that we acquired from Wachovia with evidence of credit quality deterioration since origination and for which it was probable at acquisition that we will be unable to collect all contractually required payments were accounted for under SOP 03-3. SOP 03-3 requires acquired impaired loans be recorded at fair value and prohibits “carrying over” of valuation allowances in the initial accounting for loans acquired in a transfer.
In stressed housing markets with declining home prices and increasing delinquencies, the LTV ratio is a key metric in predicting future loan performance. Because SOP 03-3 accounting takes into account the estimated life of loan losses, we have also included the ratio of the carrying amount to the current value of the loans.

Todd Schiffman, Assistant Director
December 16, 2008

The following table provides information regarding the Pick-a-Payment portfolio at December 31, 2008.

December 31, 2008
	Non-SOP 03-3 loans			SOP 03-3 loans
				Unpaid				Carrying
	Outstanding			principal			Carrying	amount
	balance (1)	Current		balance	Current		amount (1)	to current
Pick-a-Payment Portfolio	(in millions)	LTV ratio		(in millions)	LTV ratio		(in millions)	value ratio

California	$		%	$		%	$		%
Florida
New Jersey
Arizona
Texas
Other states

Total Pick-A-Payment loans	$			$			$

(1)	These amounts are included in loans on the balance sheet.
To maximize return and allow flexibility for customers to avoid foreclosure, we have in place several loss mitigation strategies for our Pick-a-Payment loan portfolio. We contact customers who are experiencing difficulty and may in certain circumstances modify the terms of a loan to meet their needs while at the same time maximizing the cash payments expected to be received on the loan. In circumstances where we make an economic concession to a customer who is experiencing financial difficulty, which would include reducing the interest rate to a below market rate for the loan, we classify the restructured loans as a troubled debt restructuring (TDR).
We also have in place proactive steps to work with customers to refinance or restructure their Pick-a-Payment loans into other loan products. Based on a customer’s individual situation, we will customize an approach to refinance or restructure their loan. The offers may include rate buy-downs and/or conversions into FHA-insured loans, conversion into other conventional loans with no negative amortization features, or origination of zero percent interest second lien loans. If we believe these customers are experiencing financial difficulty and we make an economic concession through the modification, we report these restructurings as TDRs.
We expect to continually reassess our loss mitigation strategies and may adopt additional strategies in the future. To the extent that these strategies involve making an economic concession to a customer experiencing financial difficulty, they will be accounted for and reported as TDRs.
Pick-a-Payment loans in a delinquent status that have been modified are considered nonperforming until six consecutive months of payments have been made, at which time the loan moves to accruing status.

Todd Schiffman, Assistant Director
December 16, 2008

Critical Accounting Policies
Process to Determine the Adequacy of the Allowance for Credit Losses, page 39
     41. Please revise your future filings to provide additional information regarding your forecasting models used to measure losses inherent in consumer loans and some commercial small business loans. Please describe your forecasting models in a level of detail sufficient to explain and describe the systematic analysis and procedural discipline applied.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure in Critical Accounting Policies — Process to Determine the Adequacy of the Allowance for Credit Losses:
To measure losses inherent in consumer loans and some commercial small business loans, we use loss models and other quantitative, mathematical techniques to forecast losses. Each business group forecasts losses for loans as of the balance sheet date over the estimated loss emergence period.
Each business group determines the model type and/or segmentation method that fits the loss characteristics of its portfolios and provides the greatest level of forecasting accuracy. We use both internally developed and vendor supplied roll rate/net flow models. Roll rate/net flow models, vintage base-models and behavior score models are often used for near-term loss projections as well as time series/statistical trend models for longer term projections. As appropriate, the business groups may attempt to achieve greater accuracy through segmentation by sub-product, origination channel, vintage, loss type, geography, and other predictive characteristics.
Models are independently validated and are reviewed by corporate credit personnel to ensure that the model theory, assumptions, data, computational processes, reporting, and end-user controls of the model are appropriate and well documented. In addition, regulatory examiners review and perform detailed tests of our allowance processes.
Forecasted losses are compared with actual losses and this information is used by management in order to develop an allowance that management believes adequate to cover losses inherent in the loan portfolio as of the reporting date.

Todd Schiffman, Assistant Director
December 16, 2008

     42. Please revise your future filings to quantify the portion of the allowance for credit losses calculated for each of the three identified elements:
A.	pooled consumer and some commercial small business loans;

B.	non-impaired commercial loans, commercial real estate loans and lease financing; and

C.	impaired commercial and commercial real estate loans that are over $3 million and certain consumer, commercial and commercial real estate loans whose terms have been modified in a troubled debt restructuring.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
Due to the acquisition of Wachovia, we plan to increase the threshold for evaluation impairment for certain nonaccrual commercial loans and commercial real estate loans from $3 million to $5 million, at December 31, 2008.
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosures in Critical Accounting Policies — Process to Determine the Adequacy of the Allowance for Credit Losses:
At December 31, 2008, the portion of the allowance for credit losses estimated at a pooled level for consumer loans and some segments of commercial small business loans was $[ ] billion.
The portion of the allowance for commercial loans, commercial real estate loans and lease financing was $[ ] billion at December 31, 2008.
We assess and account for as impaired certain nonaccrual commercial and commercial real estate loans that are over $5 million and certain consumer, commercial and commercial real estate loans whose terms have been modified in a troubled debt restructuring. At December 31, 2008, we included $[ ] billion in the allowance related to impaired loans.
     43. For any loans that are pooled to determine the allowance for credit losses, please revise to disclose the basis for your groupings. Specifically, revise to disclose how you grouped sub-prime, alt-A or any other relatively higher risk loans. If you group these loans with other relatively lower risk loans, please tell us why you believe this policy is consistent with the guidance in SAB 102 which states that loans with similar characteristics should be grouped together in determining and measuring impairment under SFAS 5.

Todd Schiffman, Assistant Director
December 16, 2008

November 17, 2008, response:
For those loans that are pooled to determine the allowance for credit losses, the basis for this grouping is by product and/or business unit. As discussed with the Staff on November 13, 2008, and consistent with our response to comments 34 and 36, we do not have a consistent Company-wide definition of sub-prime or alt-A loans, nor do we manage our businesses in accordance with these definitions. We believe that our basis for grouping loans is disaggregated to a level that allows us to adequately determine and measure impairment under SFAS 5. We will disclose in future filings this basis for our groupings.
We believe that a more focused presentation of specific higher risk loan concentrations is more meaningful. To the extent that evidence of significant credit deterioration exists in our loan portfolios, we are committed to provide enhanced disclosures of these risks in the analysis of our allowance for loan losses.
Supplemental response:
As discussed in our response to comment 36 above, our two higher risk portfolios are the National Home Equity Group liquidating portfolio and the “Pick-a-Payment” residential loan portfolio acquired from Wachovia. With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
For purposes of determining the allowance for credit losses, we pool certain loans in our portfolio by product type, primarily for the auto, credit card and real estate mortgage portfolios. To achieve greater accuracy, we further segment selected portfolios consistent with SAB 102. For example, credit cards are segmented by origination channel and the Home Equity portfolio is further segmented between liquidating and non-liquidating. In the case of residential mortgages, we segment the liquidating Pick-a-Payment portfolio, and further segment this portfolio based on origination channel.
Allowance for Credit Losses, page 58
     44. We note that your ratio of allowance for loan losses to annual charge-offs has decreased significantly from December 31, 2006 to September 30, 2008. Please revise your future filings to discuss the underlying causes of this trend, the implications and significance of this trend and how you considered this ratio and trend in determining the amount of your allowance for loan loss.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
Wells Fargo does not manage the process of determining the allowance for loan losses based on coverage ratios, such as the ratio of the allowance for loan losses to annual net

Todd Schiffman, Assistant Director
December 16, 2008

charge-offs. We determine that adequacy of the allowance for credit losses based on management’s estimate of credit losses inherent in the loan portfolio at the balance sheet date.
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
The ratio of the allowance for loan losses to annual net charge-offs was [     ]%, 150% and 175% at December 31, 2008, 2007 and 2006, respectively. [The decrease primarily relates to a higher level of charge-offs in 2008 compared with historically low levels of charge-offs in 2007 and 2006.] This ratio may fluctuate significantly from period to period due to many factors, including general economic conditions, customer credit strength and the marketability of collateral. While we consider the ratio of the allowance for loan losses to annual net charge-offs, such trends are not determinative in and of themselves, as we use several analytical tools in determining the adequacy of the allowance for loan losses. The allowance for loan losses reflects management’s estimate of credit losses inherent in the loan portfolio based on loss emergence periods of the respective loans, underlying economic and market conditions, among other factors. See “Critical Accounting Policies — Allowance for Credit Losses” for additional information. The allowance for loan losses at December 31, 2008, also includes the allowance acquired from the Wachovia acquisition, while 2008 net charge-offs do not include activity related to Wachovia. Further, the loan portfolio at December 31, 2008, includes loan portfolios acquired from Wachovia accounted for in accordance with SOP 03-3, for which there is no associated allowance.
Financial Statements
Consolidated Statement of Changes in Stockholders’ Equity ..., page 76
     45. We note you record net unrealized losses on securities available for sale and other interests held in cumulative other comprehensive income. Please revise your future filings to clarify the nature of the other interests held and disclose why you recognize the amounts in cumulative other comprehensive income.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
The amount recorded in other comprehensive income for “other interests held” relates to interest-only strips that are accounted for as FAS 115 securities, with unrealized gains and losses recorded in other comprehensive income. The unrealized gains and losses for

Todd Schiffman, Assistant Director
December 16, 2008

such interest-only strips recorded in other comprehensive income were approximately $1 million for 2007 and 2008.
Upon further consideration, we expect to remove the reference to “other interests held” in the statement of changes in stockholders’ equity based on materiality.
Note 1: Summary of Significant Accounting Policies
Loans, page 80
     46. For purposes of greater transparency, for each loan product line, please revise your future filings to disclose your charge-off policy and the approximate average number of days past due loans were when they were charged for each period presented.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
We currently do not track average days past due at time of charge-off by the product categories identified below.
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
Charge-offs
For commercial loans, we generally fully or partially charge down to the fair value of collateral securing the asset when:
•	management judges the asset to be uncollectible;

•	repayment is deemed to be protracted beyond reasonable time frames;

•	the asset has been classified as a loss by either our internal loan review process or external examiners;

•	the customer has filed bankruptcy and the loss becomes evident owing to a lack of assets; or

•	the loan is 180 days past due unless both well secured and in the process of collection.
     For consumer loans, our charge-off polices are as follows:
1-4 family first and junior lien mortgage
We generally fully or partially charge down to the net realizable value when the loan is 180 days past due.

Todd Schiffman, Assistant Director
December 16, 2008

Auto loans
We generally fully or partially charge down to the net realizable value when the loan is 120 days past due. Loan are fully charged off after 300 days past due.
Unsecured loans and credit cards (closed end)
We generally fully charge-off when the loan is 120 days past due.
Unsecured loans and credit cards (open-end)
We generally fully charge-off when the loan is 180 days past due.
Other secured loans
We generally fully or partially charge down to the net realizable value when the loan is 120 days past due.
Fair Value Option, page 109
     51. For mortgages measured at fair value under SFAS 159, please revise your future filings to disclose for each interim or annual period presented the estimated amount of gains or losses included in earnings during the period attributable to changes in instrument-specific credit risk and how the gains or losses attributable to changes in instrument-specific credit risk were determined. Refer to paragraph 19c. of SFAS 159. If you believe this information is not material, please provide us the supporting analysis on which you rely for this determination.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
For mortgages held for sale measured at fair value under FAS 159, the estimated amount of gains or losses included in earnings attributable to instrument-specific credit risk for the year ended December 31, 2008 and 2007, was $[ ] million and $515 million, respectively. For performing loans, instrument-specific credit risk gains or losses were derived principally by determining the change in fair value of the loans due to changes in the observable or implied credit spread. Credit spread is the market yield on the loans less the relevant risk-free benchmark interest rate. Since the second half of 2007, spreads have been significantly impacted by the lack of liquidity in the secondary market for mortgage loans. For non-performing loans, we attribute all changes in fair value to instrument-specific credit risk.

Todd Schiffman, Assistant Director
December 16, 2008

Critical Accounting Policies
Fair Value of Financial Instruments, Page 10
     58. You disclose that you obtain fair value measurements from independent brokers or pricing services. We have the following comments:
A.	Please revise your future filings to disclose the number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements.

B.	If true please revise your future filings to include an affirmative statement that based on your internal review procedures, the fair values provided by pricing services and brokers are consistent with the principals of SFAS 157.

C.	Please revise your future filings to disclose the amount, by level, of financial instruments measured using independent pricing services and the amount measured using indicative quotes from independent brokers.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response to items A and B:
We use independent pricing services and broker quotes for fair value measurements of substantially all of our securities classified as available for sale (AFS). Of those securities priced using these methods, approximately 90 to 95 percent are priced using an independent pricing service and 5 to 10 percent are priced using broker quotes. We utilize multiple independent pricing services and brokers to obtain fair values, however, we generally obtain one price/quote for each individual security. For securities priced by independent pricing services, we determine the most appropriate and relevant pricing service for each security class and have that vendor provide the price for each security in the class. We record the unadjusted value provided by the independent pricing service/broker in our financial statements, subject to our internal price verification procedures.
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
We use prices from independent pricing services and to a lesser extent, indicative (non-binding) quotes from independent brokers, to measure fair value of our investment securities. See Note 13 (Fair Values of Assets and Liabilities) for the amount and fair value hierarchy classification of those

Todd Schiffman, Assistant Director
December 16, 2008

securities measured at fair value using an independent pricing service and those measured at fair value using broker quotes. We utilize multiple independent pricing services and brokers to obtain fair values, however, we generally obtain one price/quote for each individual security. For securities priced by independent pricing services, we determine the most appropriate and relevant pricing service for each security class and have that vendor provide the price for each security in the class. We record the unadjusted value provided by the independent pricing service/broker in our financial statements, subject to our internal price verification procedures. We validate prices received from pricing services or brokers using a variety of methods, including, but not limited to, corroboration of pricing by reference to other independent market data such as relevant benchmark indices and other broker quotes (when available), and review of pricing by Company personnel familiar with market liquidity and other market related conditions. Generally, we do not adjust prices received from pricing services or brokers, unless it is evident from our verification procedures the fair value measurement is not consistent with FAS 157. Based upon our internal price verification procedures and review of fair value methodology documentation provided by independent pricing services, we have concluded fair values provided by pricing services and brokers are generally consistent with the guidance in FAS 157.
Supplemental response to item C:
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosure:
At December 31, 2008, trading assets included securities of $[     ] million and $[     ] million in Level 1 and Level 2, respectively, and securities available for sale included $[     ] million, $[     ] million and $[     ] million in Level 1, Level 2 and Level 3, respectively, for which the fair value measurement is obtained from independent brokers. At December 31, 2008, trading assets included securities of $[     ] million and $[     ] million in Level 1 and Level 2, respectively, and securities available for sale included $[     ] million, $[     ] million and $[     ] million in Level 1, Level 2 and Level 3, respectively, for which the fair value measurement is obtained from independent third party pricing services.
Note 13: Fair Values of Assets and Liabilities, page 64
     63. On page 11 you disclose that approximately $6.5 billion in securities were transferred from Level 2 to Level 3 because significant inputs to the valuation become unobservable, largely due to reduced level of market liquidity and that related gains and losses for each respective period were included in the table on page 66. We have the following comments related to this disclosure:

Todd Schiffman, Assistant Director
December 16, 2008

A.	Please consider revising your future filings to disclose how you factored the lack of liquidity into your fair value measurements. For example, discuss which assumptions you adjusted and how you determined the appropriate adjustment.

B.	In determining the amount to present as transfers into and out of Level 3, please revise your future filings to clarify whether you use the fair value at the beginning or end of the period.
November 17, 2008, response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.
Supplemental response:
With respect to Wells Fargo’s 2008 Annual Report on Form 10-K, we expect to include the following disclosures in Note 13: Fair Value of Assets and Liabilities:
We incorporate lack of liquidity into our fair value measurement based on the type of asset measured and the valuation methodology used. For example, for residential mortgage loans held for sale and certain securities where the significant inputs have become unobservable due to the illiquid markets, we use a discounted cash flow technique to measure fair value. This technique incorporates forecasting of expected cash flows discounted at an appropriate market discount rate to reflect the lack of liquidity in the market that a market participant would consider. For other securities, we use unadjusted broker quotes or vendor prices to measure fair value, which inherently reflect any lack of liquidity in the market as the fair value measurement represents an exit price from a market participant viewpoint.
The amounts presented as transfers into and out of Level 3 represent the fair value as of the beginning of the period presented.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Todd Schiffman, Assistant Director
December 16, 2008

Questions concerning the information set forth in this letter may be directed to Richard D. Levy, Executive Vice President and Controller, at (415) 222-3119 or me at (415) 396-4638.
Very truly yours,

/s/ HOWARD I. ATKINS
Howard I. Atkins
Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)

cc: Richard D. Levy